UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)1

ACURA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00509L703

(CUSIP Number)

David R. Ramsay

Care Capital II, LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,052,745

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,052,745

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,745

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 21.6%

14	Type of Reporting Person* PN

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital Offshore Investments II, LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 689,653

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 689,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person 689,653

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person* PN

CUSIP No. 00509L703		13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Care Capital II, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,742,398

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,742,398

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,742,398

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13	Percent of Class Represented by Amount in Row (11) 23.0%

14	Type of Reporting Person* OO

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D amends and restates the Schedule 13D, filed March 14, 2003, by the Filing Persons (as defined below) relating to the Common Stock, par value $0.01 per share, of Acura Pharmaceuticals Inc., a New York corporation (the “Issuer”).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (“Common Stock”) of the Issuer.  The Issuer’s principal executive office is 616 N. North Court, Suite 120, Palatine, Illinois 60067.

Item 2.	Identity and Background

This statement is being filed jointly on behalf of the following persons (the “Filing Persons”):  Care Capital Investments II, LP, a Delaware limited partnership (“Care Capital Investments II, LP”), Care Capital Offshore Investments II, LP, a Cayman Islands exempted limited partnership (“Care Capital Offshore Investments II, LP”) and Care Capital II, LLC, a Delaware limited liability company (“Care Capital II, LLC”).  Care Capital II, LLC is the general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP (together, the “Funds”), and as a result, Care Capital II, LLC has the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares.  Care Capital II, LLC is managed by three or more members and accordingly none of the managing members is deemed to have voting or dispositive control over the securities.

The address of the principal business and office of each of Care Capital Investments II, LP, Care Capital Offshore Investments II, LP and Care Capital II, LLC is 47 Hulfish Street, Suite 310, Princeton, NJ 08542.  The principal business of each of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.  The principal business of Care Capital II, LLC is to serve as the general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

The Filing Persons specifically disclaims beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein.

During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of any of the Filing Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of the Filing Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 1, 2012, Care Capital Investments II, LP received 9,322,186 shares of Issuer’s Common Stock and warrants to purchase 730,559 shares of Issuer’s Common Stock, and Care Capital Offshore Investments II, LP received 639,533 shares of Issuer’s Common Stock and warrants to purchase 50,120 shares of Issuer’s Common Stock from a pro rata distribution of assets by GCE Holdings LLC (“GCE”), of which Care Capital Investments II, LP and Care Capital Offshore Investments II, LP were non-managing members (the “Distribution”).

In accordance with the Amended and Restated Voting Agreement dated February 6, 2004, as amended, among GCE, the Issuer and certain other shareholders (the “Voting Agreement”), the Issuer agreed that the Issuer’s Board of Directors would be comprised of seven members, three of whom, subject to certain minimum share holdings, would be designees of GCE, one of whom would be the Issuer’s Chief Executive Officer and three of whom would be independent directors. In anticipation of the Distribution, on October 1, 2012, the Issuer, GCE, Care Capital Investments II, LP, Essex Woodlands Health Ventures Fund V, L.P. (“Essex”) and Galen Partners III, L.P. (“Galen”) amended the Voting Agreement to be effective on the date of Distribution (the “Amendment”). Pursuant to the Amendment, GCE’s Board designation rights will terminate and each of Care Capital Investments II, LP, Essex and Galen has the right to designate one director to the Issuer’s Board as long as each shareholder and its affiliates collectively hold at least 3,000,000 shares of Issuer’s Common Stock (or warrants exercisable for such shares) (the “Minimum Threshold”).  Following the Distribution, each of Galen, Care Capital Investments II, LP and Essex and its affiliates holds shares of Issuer’s Common Stock in excess of the Minimum Threshold.  Pursuant to the Amendment, following the Distribution, Richard Markham, Immanuel Thangaraj and David Azad will be the Board designees of Care Capital Investments II, LP, Essex and Galen, respectively, under the Voting Agreement.

The description of the Amendment does not purport to be complete and is qualified in its entirety by the Third Amendment to Amended and Restated Voting Agreement, which is referenced herein as Exhibit 1, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to their investment in the Issuer.  The Filing Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Filing Persons’ investment in the Issuer and the Issuer’s business, strategy and dealer network.  The Filing Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.

The Filing Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Filing Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Filing Persons’ general investment policies and other factors, the Filing Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

Except as disclosed at the end of this Item 4, none of Care Capital II, LLC, Care Capital Investments II, LP, or Care Capital Offshore Investments II, LP, has any plans that would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                 As more fully described in Item 3 above, Care Capital Investments II, LP is the beneficial owner of 10,052,745 shares of the Issuer’s Common Stock, representing 21.6% of the Issuer’s shares of Common Stock outstanding (based upon 45,864,422 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 6, 2012).  Such 10,052,745 shares of Common Stock include: (i) 9,322,186 shares of Common Stock and (ii) warrants to purchase 730,559 shares of Common Stock that are exercisable within 60 days of the date of this filing.  As more fully described in Item 3 above, Care Capital Offshore Investments II, LP is the beneficial owner of 689,653 shares of the Issuer’s Common Stock, representing 1.5% of the Issuer’s shares of Common Stock outstanding (based upon 45,864,422 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 6, 2012).  Such 689,653 shares of Common Stock include: (i) 639,533 shares of Common Stock and (ii) warrants to purchase 50,120 shares of Common Stock that are exercisable within 60 days of the date of this filing.  By virtue of Care Capital II, LLC’s status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC may be deemed the beneficial owner of 10,742,389 shares of the Issuer’s Common Stock held by Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, representing 23.0% of the Issuer’s shares of Common Stock outstanding (based upon 45,864,422 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 6, 2012).  Such 10,742,389 shares of Common Stock include: (i) 9,961,719 shares of Common Stock and (ii) warrants to purchase 780,679 shares of Common Stock that are exercisable within 60 days of the date of this filing.  Care Capital II, LLC disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)                                 By virtue of its status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, Care Capital II, LLC, may be deemed to share voting and dispositive power with respect to the 10,052,745 shares of Issuer’s Common Stock held by Care Capital Investments II, LP and 689,653 shares of Issuer’s Common Stock held by Care Capital Offshore Investments II, LP.  Care Capital II, LLC disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c)                                  During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)                                 No person, other than Care Capital II, LLC, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements and instruments described in the response to Item 3, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 1

Third Amendment effective October 1, 2012 to that certain Amended and Restated Voting Agreement, dated February 6, 2004, among the Issuer, Care Capital Investments II, LP and the other parties set forth on the signature pages attached thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2012	Care Capital II, LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: December 23, 2012	Care Capital Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: December 23, 2012	Care Capital Offshore Investments II, LP

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)